Oxiana
LIMITED

RECEIVED
2007 OCT 18 P 2:20

07027373

BEST AVAILABLE COPY

10 October 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 September 2007 – 30 September 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

pp **Nathan Johnson**
Assistant Company Secretary

Enc

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Oxiana
LIMITED

28 September 2007

Manager, Company Announcements Office
ASX Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

DIVIDEND REINVESTMENT PLAN - PRICING FOR INTERIM DIVIDEND

Oxiana Limited advises that participants in the Oxiana Dividend Reinvestment Plan (DRP) will be allotted ordinary shares under the DRP at the price of $3.6758 each, inclusive of a discount of 2.5%, on the dividend payment date, which is 4 October 2007. The Record Date for entitlements was 20 September 2007.

In accordance with Oxiana's DRP Rules, this price represents the volume weighted average sale price for the fully paid ordinary shares in the capital of Oxiana sold on the Australian Stock Exchange, from 21 September 2007 to 27 September 2007 inclusive, being the 5 trading days following the record date rounded down to the nearest full cent less a discount of 2.5%.

Information relating to the Company's DRP is available on Oxiana's website under Investor Information at www.oxiana.com.au.

Yours faithfully,

David J. Forsyth
Company Secretary

For personal use only

ASX Release

28 September 2007

ASX Code: TOE

ACN 117 127 590

3 Boskenna Avenue
Norwood 5067
South Australia

Tel: +61 8 8362 6677
Fax: +61 8 8362 6655

W: www.toroenergy.com.au
E: info@toroenergy.com.au

TORO ENERGY LIMITED

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

AGINCOURT (OXIANA) ACCEPTS TORO'S OFFER

Toro Energy Limited ("Toro") is pleased to advise that it has received acceptance to its Offer for Nova Energy Limited ("Nova") from Nova's major shareholder, Agincourt Resources Limited (a wholly-owned subsidiary of Oxiana Limited).

Together with acceptances received from other Nova shareholders, Toro's relevant interest in Nova is now at 60.24%.

Toro encourages all Nova shareholders that have not yet accepted its Offer to ACCEPT the Offer prior to its scheduled close of 12 October 2007.

As outlined in the Bidders Statement, the merger of Nova Energy and Toro Energy via the Offer will create a significant ASX listed uranium explorer, with a management team combining the skills and capacity to advance the company through project development and emerging production. The company will have the capacity to evaluate and pursue additional opportunities within the uranium sector, with an increased market strength and liquidity.

Further Information

Further information on the Offer is contained in the Toro Bidder's Statement which can be obtained from the Toro website on www.toroenergy.com.au . Nova shareholders can also direct their enquiries to the Toro Offer Information Line on 1300 659 062 (within Australia) or +61 2 8986 9350 (outside Australia).

Greg Hall
Managing Director

MEDIA CONTACT:

Greg Hall	Toro Energy	08 8362 6677
Kevin Skinner	Field Public Relations	08 8234 9555 / 0414 822 6313

Jabiru Metals Limited

ASX:JML

ASX046-AT-07

ASX/MEDIA RELEASE 26 September 2007

Jaguar Cashflow Commences

Jabiru Metals Limited (Jabiru) is pleased to advise that the first payment for concentrate deliveries have been made to Jabiru by Oxiana Ltd (Oxiana). The sum of US$2.5million was received for our August deliveries of zinc concentrate into the Oxiana facility at the Geraldton Port.

Jabiru is also pleased to announce that haulage of copper concentrate has commenced, with 1,347 tonne (wet) of concentrate hauled to Geraldton port to date ready for shipment. Payment for this material is expected in October.

Copper and zinc concentrate grades to date are ahead of those predicted in the Bankable Feasibility Study, with all concentrate marketable on normal terms.

The achievement of readily saleable copper and zinc concentrates at this early stage of production is an excellent result.

Gary Comb
Managing Director
Jabiru Metals Ltd

Contact details
Phone: +618 9426 8300
Fax: +618 9426 8399
Web: www.jabirumetals.com.au

Strategic Minerals Corporation N.L.
ACN 008 901 380
ABN 35 008 901 380
Level 1
460 Roberts Road
Subiaco, Western Australia 6008
P.O. Box 66
Floreat Forum WA 6014
Email: wally@stratmin.com.au
Website: www.stratmin.com.au
Telephone (08) 9388 8399
Facsimile (08) 9388 8676

25th September 2007

ANNOUNCEMENTS
AUSTRALIAN STOCK EXCHANGE
ASX ONLINE
SYDNEY NSW

WOOLGAR GOLD PROJECT – NORTH QUEENSLAND

- **SOAPSPAR PRE- FEASIBILITY STUDY UPDATE**

A preliminary report on the metallurgical test work results from the Soapspar gold deposit has been received. The metallurgy forms part of ongoing pre-feasibility work at Soapspar, and is being conducted by the consulting firm of Como Engineers Pty. Ltd.

Other pre- feasibility work to date has been positive. In the first half of 2007, an upgraded JORC compliant resource estimate was completed by SRK Consulting Engineers & Scientists. The new resource model demonstrates an approximate 120% increase in the estimated contained ounces within the Soapspar deposit (an estimated 95,200oz Au as opposed to the previously published estimate of 43,250oz Au).

The Resource has been estimated with open cut mining and heap leach processing in mind. Full details of the resource update are outlined in SMC June Quarterly Report.

The metallurgical testwork requirements have been greater than initially anticipated. The test work conducted to date indicates that higher grade mineralisation should leach satisfactorily at a medium crush size of 6.3 – 3.3mm.

Results from lower grade mineralisation are inconsistent at coarse-medium crush sizes and Como Engineers have recommended the completion of at least two additional stages of test work on the lower grade mineralisation.

The first stage will include additional bottle rolls and sizing tests, which will take at minimum 3 weeks to complete. The second stage will be the completion of an additional bulk column leach test. Overall the conclusion of the metallurgical test work for the pre-feasibilty study is forecast to take at least another 6-8 weeks to complete.

STRATEGIC / OXIANA FARM IN J/V- 2007 DRILLING PROGRAM

The drill program of Oxiana, to test the depth potential of some of the veins comprising the Sandy Creek epithermal vein system has been completed, however the results of the program have not yet been received.

Yours sincerely

W A C Martin
Managing Director

Note: The information in this report that relates to exploration results is based on information compiled by Strategic Mineral Corporation NL's Technical Director Mr Roland Bartsch MSc. BSc. (Hons.) who is a member of the Australian Institute of Mining and Metallurgy. He has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration, and to the activity undertaken. He is qualified as a competent person as defined in the 2004 Edition of the "Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves ". He has consented to the inclusion of this information in the form and context in which it appears. The Australian Stock Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

Oxiana
LIMITED

Corporate Update

Owen L Hegarty, Managing Director and CEO, Oxiana Limited

September 2007

Oxiana
LIMITED

Quality assets, quality people, Australia - Asia - Pacific focus

VISION

To build a major mining company

STRATEGY

Asia, Australia, Pacific
Base and Precious metals
High margin, long life, upside
Organic growth
Acquisition

PERFORMANCE MISSION

Quadruple bottom line excellence

VALUES

Respect and Openness
Action and Performance

MARKET STATISTICS

ASX-listed (OXR; S&P/ASX100)
1,539m issued shares
Average turnover (August); 19m/day
Share price (4 Sept 2007); A$3.33
Market capitalisation; A$5.1 billion (US$4.2 billion)



Southern China
LAOS
Thailand
Sepon copper and gold operations
17% of Royalco Resources
Prominent Hill copper-gold
Martabe gold-silver
Golden Grove zinc, copper, precious metals
Queensland
South Australia
Prominent Hill
57% of Nova Energy
Headquarters
Operation
Development
Equity interest
Exploration

Oxiana LIMITED

2007 Half year financial results highlights

	H1 2007 A$M
Revenue	632.5
EBITDA	334.6
NPAT	173.5
Cash on hand	502.3
Gearing *	nil
Dividend	4c/share fully franked

- Strong earnings and cash flow
- Significant cash balance
- Ability to fund development
- No net debt
- No hedging

* Net debt: Net debt + equity

Strong commodity demand outlook

- China the driver
- InfoTech revolution
- Electrification
- Intensity growth

Comparative copper consumption since 1950



China
Japan
India
Korea
kg/person
14
12
10
8
6
4
2
0
1950
1954
1958
1962
1966
1970
1974
1978
1982
1986
1990
1994
1998
2002
2006

Source: IMF, WBMS, Antaike, Macquarie Research June 2007

Copper demand growth by decade



China
Other
West
Total
'000 tonnes
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
-1000
1950-1960
1960-1970
1970-1980
1980-1990
1990 - 2000
2000 - 2010
2010 - 2020

Source: Macquarie Research, April 2007

Constrained supply

- Fewer discoveries
- New domains
- Lower grades
- Higher costs


Fewer discoveries
Millions of Ounces
120
100
80
60
40
20
0
3
5
8
3
8
6
9
5
1
2
2
2
1
0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Primary Gold Only
Copper Gold Porphyry
'2' Discoveries in the Year

Source: Metals Economics Group


Head grade - existing copper mines
Trend in decline in head grade for existing global copper mine production
1.60
1.40
1.20
1.00
0.80
Forecast
1990 1994 1998 2002 2006 2010 2014 2018

Source: © Brook Hunt 2005, UBS estimates

New cost paradigm

Major issues for the mining industry


Shortages of skilled personnel
Workforce turnover
Cost of fuel
Cost of labour
Equipment shortages
Cost of construction materials
Cost of other inputs
Infrastructure blockages
Shortages of new graduates
Industry unrest
0
10
20
30
40
50
% of respondents

Source: AusIMM/Macquarie Survey

Costs increasing for all miners


80%
70%
60%
50%
40%
30%
20%
10%
0%
Change in cash costs 2003-2006
Copper
Gold
Aluminium
Nickel

Source: Global Mining Research

Oxiana - current resource and production base

RESOURCES* (contained metal)	Gold Moz	Silver Moz	Copper Mt	Zinc Mt	Lead Mt
Sepon	3.8	43.1	1.7		
Prominent Hill	2.6	11.7	1.5		
Golden Grove	0.8	41.3	0.6	1.3	0.1
Martabe	5.8	60			
Total	13.[illegible]	156.1	3.8	1.3	0.1

PRODUCTION 2007 (f)	Gold ('000 oz pa)	Silver ('M oz pa)	Copper ('000 t pa)	Zinc ('000 t pa)	Lead ('000 t pa)
Sepon	100	na	60 – 63	na	na
Golden Grove	50-55	3-3.5	12-15	140-150	10-13
Total	**150-155**	**3-3.5**	**72-78**	**140-150**	**10-13**

* At (0.5g/t Au and 0.5% Cu cut-off)

Calculated for 100% of Sepon

Laos: growing mining industry

- Population - 6.3 m
- Market economy
- Strong GDP growth
- Growing infrastructure
- Priority sectors: Mining, Hydro, Tourism
- ASEAN Member

Sepon: new mineral district

- One agreement covers exploration to production
- 50 year operating period
- Covers a new mineral district
- Developed infrastructure
- Strong community support



CHINA
VIETNAM
LAOS
Viet Tri
Thai Nguyen
Hanoi
Hong Gai
Haiphong
Nam Dinh
PHU BIA
Pan Aust
Route 13
Vinh
SEPON
Oxiana
Nam Theun II
Vientiane
Powerline
Route 8A
CHATREE
Kingsgate
Savannakhet
Dong Ha
Hue
Khon Kaen
Route 9
Da Nang
THAILAND
Nakhon Sawan
Ubon Ratchatani
Pakse
Nakhon
Ratchasima
Sari Buri
Bangkok
CAMBODIA
Sepon mineral
district
400 sq kms
MEPA
VIETNAM
SPDA
28 sq kms
1,250 sq kms
N
20KM

Oxiana LIMITED

Sepon gold and copper plants overview


Discovery East Gold pit
Gold Plant
Khanong copper open pit
Copper ROM Pad
Crush and Grind
Leach Area
Oxygen Plant
CCD Train
Solvent Extraction
Electro-winning

Sepon - a major mineral field


Nakachan
Pha Vat North
Resource
Thengkham
North
Pha Bing
Dankoy
CURRENT
MINING AREA
N
2.5km
Ban Mai
Phavat
Thengkham
South
Thengkham
South West
Houay Yeng
Houay Bang
Phu Xo
3m @ 2.8g/t Au

Oxiana LIMITED

Indonesia - Martabe project


MEDAN
TEBING TINGGI
KABANJAHE
PEMATANGSIANTAR
Lake Toba
PARAPAT
TARUTUNG
SIBOLGA
MARTABE
PADANGSIDEMPUAN
NORTH SUMATRA
KOTANOPAN
NATAL
INDONESIA
Contract of Work

Indonesia:

World class deposits

Top global producer

Key supplier to Asia

High prospectivity

Martabe project

Close to Trans-Sumatran highway

Port access

Good relationship local government and community

Oxiana LIMITED

Martabe - a significant gold development project


N
370mRL
200m
700
of gold

- Epithermal gold system
- Resource base 6Moz gold, 60Moz silver
- Feasibility study due for completion end 07
- CIL processing
- First production end 2009
- Potential for 250,000oz/a
- 2,563km2 tenements under COW
- Strong exploration upside

Golden Grove - high grade VHMS, significant upside


AUSTRALIA
WA
NT
QLD
SA
NSW
VIC
TAS
Golden Grove
Concentrates exported to Asian smelters
Kalbarri
Geraldton
Dongara
Mullewa
Yalgoo
Mt Magnet
Cue
Meekatharra
Morawa
GOLDEN GROVE MINE
NORTH
Coastal HWY
Geraldton HWY
Great Northern HWY

Mine: Underground

Product: Zinc concentrate
Copper concentrate
High Precious Metals concentrate


Golden Grove quarterly production
Zinc
Copper
Tonnes
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
2007 Q2

Golden Grove - current profile


Milled Ore (kt)
2,500
2,000
1,500
1,000
500
0
Contained Metal (kt)
200
175
150
125
100
75
50
25
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Scuddles profile
Gossan Hill profile
Cu Contained Metal
Zn Contained Metal

Golden Grove – major extensions unfolding



Planned
gold open pit
Gossan Hill
Planned
copper open pit
Scuddles
10000 mRL
Cambewarra
Catalpa
Amity
Ethel
Xantho
Gossan Hill
South
Hougoumont
Georgette
9000 mRL
44.5m @ 4.8% Cu
6.5m @ 5.3% Zn
2.6m @ 12.6% Zn
8.85m @ 8.8% Zn
24m @ 24.9% Zn
Untested!
51.1m @ 1.82% Zn, 6.48% Cu
4.0m@19.5%Zn
8.2m @ 18.7% Zn
45.7m @ 2.4% Cu
6.5m @ 26.6% Zn
6.0m @ 12.2% Zn
3.4m @ 18.7% Zn
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Massive Pyrite
Drill hole
6000 mRL
500m

Potential for a very different profile


Milled Ore (kt)
2,500
2,000
1,500
1,000
500
0
Contained Metal (kt)
200
175
150
125
100
75
50
25
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Cu Oxide Pit
Primary Cu Pit
Scuddles profile
Scuddles Extensions
Gossan Hill profile
Gossan Hill Extension
Cu Contained Metal
Zn Contained Metal

Prominent Hill - world's next significant copper-gold mine


Great Victoria Desert
SOUTH AUSTRALIA
Simpson Desert
Oodnadatta
Oodnadatta track
Birdsville
Birdsville track
Strzelecki track
Moomba (Oil and Gas)
Coober Pedy
Wirrida rail siding
Prominent Hill
Marree
Challenger Mine
Tarcoola
Olympic Dam Mine
Curnamona Craton
Stuart Hwy
Gawler Craton
Great Australian Bight
Port Augusta
Broken Hill
Barrier Hwy
Eyre Hwy
Whyalla
Port Pirie
Eyre Peninsula
Spencer Gulf
Port
Yorke Peninsula
Mt Gambier
Haul road to rail siding
Electricity transmission line
Access road to Highway
WA
NT
SA
QLD
NSW
VIC
TAS
Prominent Hill
0
100 kms
200 kms

Status:	Under construction
Mining type:	Open pit
Resource base:	1.5Mt copper, 2.6Moz gold
Plant:	8Mtpa crush, grind, flotation
Production:	90,000t/a Cu 115,000oz/a Au LOM avge
Capital:	A$775M
First shipment:	Sept 2008

Oxiana LIMITED

Further upside beyond the current pit



West
East
10 year pit outline
1200mRL
800mRL
400mRL
0mRL
Cover
20m @ 0.8% Cu
204m @ 0.2% Cu, 0.1 g/t Au
('Western Rise' haematite breccia)
16m @ 2.4 g/t Au
19m @ 1.9 g/t Au
16m @ 1.4%
Untested Copper Potential
Untested Gold Potential
47m @ 5.4% C
9m @ 9.6 g/t Au
Eastern Gold Zone
60m @ 1.2 g/t Au
47m @ 1.2 g/t Au
Untested Gold Potential
37m @ 3.2% Cu, 1.0 g/t Au
Base of current resource
93m @ 1.6% Cu, 0.4 g/t Au
24m @ 2.2% Cu, 0.9 g/t Au
26m @ 3.8 g/t Au
28m @ 2.1% Cu, 0.6 g/t Au
17m @ 1.8% Cu, 0.6 g/t Au
62m @ 1.4% Cu, 0.8 g/t Au
53m @ 1.9 g/t Au
53m @ 1.3% Cu, 1.1 g/t Au
26.2m @ 1.4% Cu, 0.7 g/t Au
LEGEND
Drilling results:
135m @ 1.5% Cu
135m @ 1.5% Cu, 1.0 g/t Au
Underground Mining Potential
0 100 200 300 400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE

Oxiana LIMITED

A major long life copper-gold mine with upside


CURRENT
10year planned pit
8Mt/a
POTENTIAL
(stage 1)
Underground
sub-level open
stoping
Potential 1-2Mt/a
Untested
POTENTIAL (stage 2)
High tonnage
bulk cave mining
operation

Excellent potential for more 'Prominent Hills'

4,175km2 of highly prospective tenements.

Remains under explored.

Detailed gravity surveys undertaken

Multiple Prominent Hill style targets

20 targets for drill testing.


Prospect to be drilled
Mount Woods Inlier
1VD Gravity
EL 3079
EL 3056
EL 3225
EL 2903
PROMINENT HILL
N
20km
0
20
kilometres

Oxiana - development pipeline


2007
2008
2009
2010
2011
2012
2013
2017
Prominent Hill
Golden Grove Copper Oxide Pit
Sepon Copper Expansion
Sepon Gold Expansion
Martabe
Prominent Hill stage 1 UG
Golden Grove Underground Extension
Golden Grove Copper Sulphide Pit
Prominent Hill stage 2 UG
Scoping study
Construction/development
Feasibility study
First production

Major commitment to exploration

2007 regional exploration budget by country


Global
25%
Laos - Sepon
22%
Laos - Regional
4%
Cambodia
6%
Thailand
6%
China
9%
Indonesia
10%
Australia
18%
Total A$36 million

2007 resource development budget by project


Sepon Primary Gold
23%
Prominent Hill
14%
Golden Grove
37%
Sepon Gold Oxide
13%
Sepon Copper
13%
Total A$38 millio

Exploration & resource development expenditure commodity split


A$M
50
45
40
35
30
25
20
15
10
5
0
FY 2006
H1 2007
Gold
Copper
Zinc
Nickel

Oxiana - growth and performance oriented

Oxiana has:

- High quality operations
- Strong development pipeline
- Regional competitive advantage
- Major exploration commitment
- Financial strength
- Skilled and committed workforce

Continued growth through:

- Improving operations
- Expanding operations
- Discovering new resources
- Developing new resources
- Business development

MAJOR MINING COMPANY.







Oxiana LIMITED

Oxiana

LIMITED

Additional information

September 2007

Oxiana

LIMITED

Divisional and commodity analysis

Gross Revenue By Operation
(Pre TC/RC & Royalty Incl. Sepon Premium)



Sepon - Gold
$49.8M
8%
Sepon - Copper
$240.2 M
38%
Golden Grove
$342.7 M
54%

Gross Revenue By Commodity
(Pre TC/RC & Royalty, Incl Sepon Premium)



Other $40.7 M
6%
Gold $48.0 M
8%
Zinc $227.1 M
36%
Copper $316.8 M
50%

EBITDA By Operation



Sepon - Gold $17.1 M
5%
Golden Grove
$172.6 M
47%
Sepon - Copper
$177.1M
48%

NPAT

- Higher zinc price.
- Lower TC's.
- Negative impact from stronger A$ and mark-to-market adjustments.

Tax Effected Net Profit After Tax - (H1 2006 v H1 2007)*



400
350
300
250
200
150
A$M
H1 2006 263.2
Metal Price 28.9
Treatment Terms 21.9
Volume 3.8
FX (59.6)
M to M (41.5)
Tax (18.9)
Other (10.3)
AGC (9.4)
Exploration (5.5)
H1 2007 172.7

* Please note going forward the entitlement of the Government of Laos to income from LXML will be shown as a minority interest in the P&L, which in the first half was $9.3m

Debt analysis

Debt Facilities

	US$m Total Facility	US$m Amount drawn down June 30 2007
Australian debt facility	**525**	**175**
Convertible note	**105**	**105**
Sepon project facility	**105***	**105**

* Originally $140 million facility reduced $105 million due to partial repayment.

	1H07	1H06
Gearing ratio **(net debt: net debt + equity)**	**NA**	**10%**
Interest cover (EBITDA)	**47.7x**	**22.7x**
Debt payback (EBITDA)	**1.3 years**	**1.2 years**

Sensitivity analysis

Sensitivity of a 10% change on H2 2007 NPAT

Change of 10%	Change in NPAT
Gold Price	0.7%
Copper Price	5.0%
Zinc	5.3%
US$	6.9%

THANK YOU

For the purposes of the Forward-Looking Statements Safe Harbor provisions of the US securities laws

This presentation contains statements which constitute forward-looking statements within the meaning of the US securities laws. Such statements include, but are not limited to, statements with regard to capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as "will", "expect", "anticipate", "believe" and "envisage".

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside Oxiana's control. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation.

www.oxiana.com.au P: +61 3 8623 2200 E: admin@oxiana.com.au

END